Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Valero Savings Plan:

We consent to the incorporation by reference in the Registration Statement (File No. 333-81858) on Form S-8 of Valero Energy Corporation of our report dated June 25, 2004, with respect to the statement of net assets available for benefits of the Valero Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Valero Savings Plan.

/s/ KPMG LLP

San Antonio, Texas
June 25, 2004